

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 18, 2007

Scot W. Melland
President and Chief Executive Officer
Dice Holdings, Inc.
3 Park Avenue
New York, NY 10016

> **Re: Dice Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 8, 2007**
> **File No. 333-141876**

Dear Mr. Melland:

We have reviewed your filing and have the following comments in addition to the comments in our letter dated June 14, 2007.

Compensation Discussion and Analysis, page 98

Senior Bonus Plan, page 100

1. We note your response to comment 18 in our letter dated June 4, 2007 relating to the formula by which the bonus pool increases. Please reconcile the sentence in the fifth paragraph stating that the bonus pool is not increased solely on account of actual Adjusted EBITDA exceeding the target in a year to the first sentence in that paragraph, which states that actual Adjusted EBITDA must at least meet the target. For example, if true, state that if Adjusted EBITDA exceeds the target, but actual revenue did not exceed the budget target amount, the bonus pool would not be increased.

2. Please clarify whether the formula for the bonus pool increase is the same every year or whether this formula was only used in 2006 and describe how it may change for 2007. Also, since the proposed 2007 bonus plan was approved by the board, if you have established the 2007 Adjusted EBITDA target and budget target amount for revenue, please disclose these amounts.

As appropriate, please amend your registration statement in response to these comments. You may contact Tracey Houser at (202) 551-3736 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: John C. Kennedy, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        1285 Avenue of the Americas
        New York, New York 10019-6064